United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                   C/NET, INC.
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)

                                    125945105
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------                                      ------------------
CUSIP NO. 125945105              13G                       Page 2 of 7 Pages
- ---------------------                                      ------------------
- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Vulcan Ventures Incorporated
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) /_ /
                                    (b) /_ /
- ------------------------------------------------------------------------------
3   SEC USE ONLY


- ------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Washington

- ------------------------------------------------------------------------------

NUMBER OF        5   SOLE VOTING POWER
SHARES                -0- shares
                --------------------------------------------------------------
BENEFICIALLY     6   SHARED VOTING POWER
OWNED BY             2,797,727 shares
                --------------------------------------------------------------
EACH             7   SOLE DISPOSITIVE POWER
REPORTING             -0- shares
                --------------------------------------------------------------
PERSON           8   SHARED DISPOSITIVE POWER
WITH                   2,797,727 shares
- ------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,797,727 shares
- ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- ------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                           21.9%
- ------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                           CO
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- --------------------                                    -------------------
CUSIP NO. 125945105            13G                      Page 3 of 7 Pages
- --------------------                                    -------------------
- -----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Paul G. Allen
- -----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       (a) /_/
                       (b) /_/
- -----------------------------------------------------------------------------
3    SEC USE ONLY

- -----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S. Citizen
- -----------------------------------------------------------------------------
NUMBER OF    5  SOLE VOTING POWER

SHARES               -0- shares
             -----------------------------------------------------------------
BENEFICIALLY 6   SHARED VOTING POWER
OWNED BY         2,797,727 shares
             -----------------------------------------------------------------
EACH         7  SOLE DISPOSITIVE POWER
REPORTING             -0- shares
             -----------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER
WITH                  2,797,727 shares
- ------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,797,727 shares
- ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- ------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           21.9%
- ------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                           IN
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

             (a)           Name of Issuer:                          C/Net, Inc.

             (b)           Address of Issuer's Principal Executive Offices:

                                         150 Chestnut Street
                                         San Francisco, California 94111


     Item 2. (a) Name of Person Filing: Vulcan Ventures Incorporated

             (b)           Business Address of Person Filing:

                       110 - 100th Avenue N. E., Suite 550
                               Bellevue, WA 98004

             (c) Citizenship: Washington corporation

             (d) Title of Class of Securities: Common Stock, $.0001 par value
             (e)           CUSIP Number:                            125945105


Item 3.                    Filings pursuant to Rule 13d-1(b) or 13d-2(b)

                           Not applicable

Item 4.                    Ownership

     (a) Amount Beneficially Owned: 2,797,727 shares (Comprised of (i) 2,687,477 shares of Common Stock and (ii) warrants to purchase an additional 110,250 shares of Common Stock. Does not include stock options exercisable within 60 days to purchase an additional 20,000 shares of Common Stock which stock options are held by William Savoy, a director and Vice President of Vulcan Ventures, which are not deemed beneficially owned by Vulcan Ventures).

     (b) Percent of Class: 21.9% (Percentage ownership is calculated in accordance with SEC Rule 13d-3 and is based on 12,654,668 shares of Common Stock outstanding as of June 6, 1996, and assumes that the warrants for 110,250 shares of Common Stock held by Vulcan Ventures have been exercised and that the underlying Common Stock is issued and outstanding pursuant to SEC Rule 13d-3(d)(1)(i), but that none of the other outstanding warrants or stock options are deemed exercised).

     (c) Number of Shares as to which Such Person has:

        (i) sole power to vote or to direct the vote: -0- shares
        (ii) shared power to vote or to direct the vote: 2,797,727 shares
        (iii) sole power to dispose or to direct the disposition of: -0- shares
        (iv) shared  power to dispose or to direct the  disposition of:
                                                         2,797,727 shares

Item 5.                    Ownership of Five Percent or Less of a Class

                           Not applicable

 Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                           Not applicable

Item 8. Identification and Classification of Members of the Group
                           Not applicable

Item 9.                    Notice of Dissolution of Group

                           Not applicable

Item 10.                   Certification

                           Not applicable

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 27, 1996


                                             VULCAN VENTURES INCORPORATED
                                                   /s/ Paul G. Allen
                                                  ---------------------------
                                             By:  Paul G. Allen, President

Item 1.

             (a)           Name of Issuer:                          C/Net, Inc.

             (b)           Address of Issuer's Principal Executive Offices:

                                         150 Chestnut Street
                                         San Francisco, California 94111

Item 2.

             (a)           Name of Person Filing:        Paul G. Allen

             (b)           Business Address of Person Filing:

                       110 - 100th Avenue N. E., Suite 550
                               Bellevue, WA 98004

             (c)           Citizenship:                   U.S. Citizen

             (d)           Title of Class of Securities:
                                         Common Stock, $.0001 par value

             (e)           CUSIP Number:                            125945105


Item 3.                    Filings pursuant to Rule 13d-1(b) or 13d-2(b)

                           Not applicable

Item 4.                    Ownership

     (a) Amount Beneficially Owned: 2,797,727 shares (Comprised of (i) 2,687,477 shares of Common Stock and (ii) warrants to purchase an additional 110,250 shares of Common Stock. Does not include stock options exercisable within 60 days to purchase an additional 20,000 shares of Common Stock which stock options are held by William Savoy, a director and Vice President of Vulcan Ventures, which are not beneficially owned by Vulcan Ventures or Paul Allen). The shares and warrants reported herein for Paul Allen are beneficially owned indirectly through Vulcan Ventures Incorporated, a company 100% owned by the reporting person.

     (b) Percent of Class: 21.9% (Percentage ownership is calculated in accordance with SEC Rule 13d-3 and is based on 12,654,668 shares of Common Stock outstanding as of June 6, 1996, and assumes that the warrants for 110,250 shares of Common Stock held by Vulcan Ventures have been exercised and that the underlying Common Stock is issued and outstanding pursuant to SEC Rule 13d-3(d)(1)(i), but that none of the other outstanding warrants or stock options are deemed exercised).

     (c) Number of Shares as to which Such Person has:

     (i) sole power to vote or to direct the vote: -0- shares
     (ii) shared power to vote or to direct the vote: 2,797,727 shares
     (iii) sole power to  dispose  or to direct the  disposition  of:
                                                   -0- shares
     (iv) shared power to dispose or to direct the disposition of:
                                                   2,797,727 shares

Item 5.                    Ownership of Five Percent or Less of a Class

                           Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                           Not applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                           Not applicable

Item 8. Identification and Classification of Members of the Group Not applicable

Item 9.                    Notice of Dissolution of Group

                           Not applicable

Item 10.                   Certification

                           Not applicable

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   August 27, 1996


                                        /s/ Paul G. Allen
                                        --------------------------------
                                        Paul G. Allen